UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

US Foods Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

912008109

(CUSIP Number)

Michael D. Adamski

Sachem Head Capital Management LP

250 West 55th Street, 34th Floor

New York, New York 10019

(212) 714-3300

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,937,785
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,937,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,937,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,937,785
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,937,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,937,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,995,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,995,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,995,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,937,785
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,937,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,937,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 912008109

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D filed on October 7, 2021 (the “Initial 13D” and as amended and supplemented through the date of this Amendment No. 8, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of US Foods Holding Corp. (the “Issuer”). Capitalized terms not defined in this Amendment No. 8 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 28, 2024 (the “Effective Date”), Sachem Head entered into a Mutual Termination Agreement (the “Termination Agreement”) with the Issuer. Pursuant to the Termination Agreement, the Cooperation Agreement shall terminate and be of no further force or effect as of the close of business on the Effective Date (the “Effective Time”). From and after the Effective Time, neither Sachem Head nor the Issuer shall have any further rights, duties or obligations under the Cooperation Agreement. The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement, which is attached as Exhibit 99.17 hereto and is incorporated herein by reference.

Concurrently with the execution of the Termination Agreement, Scott D. Ferguson resigned from his position as a member of the Board and each committee of the Board. Mr. Ferguson’s resignation is not because of any disagreement with the Issuer on any matter relating to the Issuer’s operations, policies or practices. A copy of Mr. Ferguson’s resignation letter is attached as Exhibit 99.18 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
99.2	Trading data.*
99.3	Trading data.*
99.4	Trading data.*
99.5	Trading data.*
99.6	Trading data.*
99.7	Letter to the Stockholders of the Issuer.*
99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.*
6

CUSIP No. 912008109

99.9	Form of Engagement and Indemnification Agreement.*
99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.*
99.11	Powers of Attorney.*
99.12	Amended and Restated Joint Filing and Solicitation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.*
99.13	Trading data.*
99.14	Cooperation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp.*
99.15	Joint Filing Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
99.16	Trading data.*
99.17	Mutual Termination Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp., dated February 28, 2024.
99.18	Letter of Resignation from Scott D. Ferguson, dated February 28, 2024.

* Previously filed.

7

CUSIP No. 912008109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
SCOTT D. FERGUSON

8

CUSIP No. 912008109

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3	Trading data.*
Exhibit 99.4	Trading data.*
Exhibit 99.5	Trading data.*
Exhibit 99.6	Trading data.*
Exhibit 99.7	Letter to the Stockholders of the Issuer.*
Exhibit 99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.*
Exhibit 99.9	Form of Engagement and Indemnification Agreement.*
Exhibit 99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.*
Exhibit 99.11	Powers of Attorney.*
Exhibit 99.12	Amended and Restated Joint Filing and Solicitation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.*
Exhibit 99.13	Trading data.*
Exhibit 99.14	Cooperation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp.*
Exhibit 99.15	Joint Filing Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.16	Trading data.*
Exhibit 99.17	Mutual Termination Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp., dated February 28, 2024.
Exhibit 99.18	Letter of Resignation from Scott D. Ferguson, dated February 28, 2024.

* Previously filed.